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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4/A

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Pulitzer, Michael E. (Last) (First) (Middle)		Pulitzer Inc. (PTZ)

	900 North Tucker Boulevard (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			August, 2002					August 30, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	St. Louis, MO 63101 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $.01 par value		08/01/2002				S			1,000	D	$46.75 (1)				D

	Common Stock, $.01 par value		08/02/2002				S			1,000	D	$45.80 (1)				D

	Common Stock, $.01 par value		08/05/2002				S			1,000	D	$44.02 (2)				D

	Common Stock, $.01 par value		08/06/2002				S			1,000	D	$42.60 (1)				D

	Common Stock, $.01 par value		08/07/2002				S			1,000	D	$44.01 (1)				D

	Common Stock, $.01 par value		08/08/2002				S			1,000	D	$43.20 (1)				D

	Common Stock, $.01 par value		08/09/2002				S			1,000	D	$44.40 (1)				D

	Common Stock, $.01 par value		08/12/2002				S			1,000	D	$44.55(1)				D

	Common Stock, $.01 par value		08/13/2002				S			1,000	D	$43.75(1)				D

	Common Stock, $.01 par value		08/14/2002				S			1,000	D	$43.55(1)				D

	Common Stock, $.01 par value		08/15/2002				S			1,000	D	$44.90(1)				D

	Class B Common Stock, $.01 par value (2)		08/16/2002				Z(3)	V		54,000	D	N/A				I		(4)

	Common Stock, $.01 par value		08/16/2002				Z(3)	V		54,000	A	N/A				D

	Common Stock, $.01 par value		08/19/2002				S			1,000	D	$45.55(1)				D

	Common Stock, $.01 par value		08/20/2002				S			1,000	D	$45.80(1)				D

	Common Stock, $.01 par value		08/21/2002				S			1,000	D	$45.30(1)				D

	Common Stock, $.01 par value		08/22/2002				S			1,000	D	$46.20(1)				D

	Common Stock, $.01 par value		08/23/2002				S			1,000	D	$45.70(1)				D

	Common Stock, $.01 par value		08/26/2002				S			1,000	D	$45.10(1)				D

	Common Stock, $.01 par value		08/27/2002				S			1,000	D	$45.75(1)				D

	Common Stock, $.01 par value		08/28/2002				S			1,000	D	$44.50(1)				D

	Common Stock, $.01 par value		08/29/2002				S			1,000	D	$44.05(1)				D

	Common Stock, $.01 par value		08/30/2002				S			1,000	D	$44.80(1)		44,000(5)		D

	Class B Common Stock, $.01 par value (2)													1,657,646(6)		I		(4)

	Class B Common Stock, $.01 par value (2)													500		I		By Spouse

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

Note 1: Table I. Item 4. Average Price

Note 2: Table I. Item 1. Class B Common Stock which is convertible at any time, on a share-for-share basis, into Common Stock. Mr. Pulitzer may be deemed a "10% Owner" by virtue of the fact that he shares voting power with respect to 11,304,280 shares of Class B Common Stock held by the 1999 Pulitzer Inc. Voting Trust, of which he is a trustee.

Note 3: Table I. Item 3. The reporting person converted these shares of Class B Common Stock into the same number of shares of Common Stock and withdrew those shares from the voting trust described in Note 2.

Note 4: Table I. Item 7. Right to acquire upon conversion of 1,657,646 shares (after conversion of the 54,000 shares on August 16, 2002) of Class B Common Stock held in the voting trust described in note 2. Of these 1,657,646 shares indirectly owned by Michael E. Pulitzer, 1,568,696 shares are held by a Trust for the benefit of Mr. Pulitzer under a Trust Agreement dated as of March 22, 1982; 46,170 shares are held by a Trust for the benefit of Mr. Pulitzer under a Trust Agreement dated as of August 16, 1983; and 42,780 shares are held by The Ceil and Michael E. Pulitzer Foundation, Inc., a charitable foundation of which Mr. Pulitzer is a trustee. Mr. Pulitzer disclaims beneficial ownership of these 42,780 shares.

Note 5. Table I. Item 5. On August 30, 2002, the reporting person inadvertently filed a Form 4 reporting ownership of 45,000 shares when in fact he owned 44,000 shares.

Note 6. Table I. Item 5. These shares are respectively held by the trusts and foundation referred to in Note 4.

/s/ James V. Maloney	November 11, 2002
James V. Maloney, Attorney-in-Fact **Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.